UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: February 19, 2018

(Date of earliest event reported)

TMPOS, INC.
(Exact name of issuer as specified in its charter)

Georgia
(State or other jurisdiction of incorporation or organization)

47-5474718
(I.R.S. Employer Identification Number)

3235 Satellite Blvd., Building 400, Suite 290

Duluth, GA 30096

(Full mailing address of principal executive offices)

770-559-1085

(Issuer’s telephone number, including area code)

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

On February 19, 2018, the Board of Directors of TMPOS, Inc. (the “Company”) accepted and approved the resignation of James Chang as the Company’s Chief Executive Officer and all other positions as an officer of the Company.

ITEM 9. OTHER INFORMATION

Effective as of February 19, 2018, the following persons were appointed as the directors of the Company to serve until the next annual meeting or their successors are duly elected and qualified:

Sang G. Lee, Chairman of the Board

Jaesun Lee

John Cho

Michael Krause

Effective as of February 19, 2018, the following persons were appointed as officers of the Company to serve until their successors are duly appointed and qualified:

Sang G. Lee, Chairman of the Board

Jaesun Lee, CEO and President

John Cho, CFO

Michael Krause, CCO

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TMPOS, Inc. ,
a Georgia corporation

Date: February 19, 2018	By:	/s/ Sang G. Lee
Sang G. Lee, Director

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